Yes Chef App, Inc.

Unaudited Financial Statements

10/16/20 (inception) – 11/13/20

Yes Chef App Inc

BALANCE SHEET

As of November 13, 2020

	TOTAL
ASSETS	
Current Assets	
Other Current Assets	
Inventory	
Uncategorized Asset	
Total Other Current Assets	**$0.00**
Total Current Assets	**$0.00**
TOTAL ASSETS	**$0.00**
LIABILITIES AND EQUITY	
Total Liabilities	
Equity	
Owner's Investment	
Owner's Pay & Personal Expenses	
Retained Earnings	
Net Income	
Total Equity	**$0.00**
TOTAL LIABILITIES AND EQUITY	**$0.00**

**Yes Chef App Inc**

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT NOVEMBER 13, 2020**

1. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of November 13, 2020, the Company held no cash equivalents. Yes Chef does Chef on demand technology services.

Yes Chef App, Inc. was incorporated in the State of North Carolina on October 16, 2020.

2. *New Accounting Pronouncements*

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

3. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

4. Equity

Common Stock

Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is one million (1,000,000). As of November 13, 2020, one million shares have been issued and are outstanding.

4. Subsequent Events

The Company has evaluated subsequent events through November 13, 2020, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.